Filed by Teck Cominco Limited This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Imco Limited Commission File Number: 001-01143 Date: May 8, 2006 Takeover Bid for Inco May 8, 2006

Forward Looking Information This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Forward Looking Information Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”). Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice   This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.   Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at 1-800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

“A Better Deal” Offer price C$78.50 per Inco share Premium of 27.8% C$28.00 in cash per share (C$6.4 billion) 0.6293 Teck Cominco Class B shares Stronger balance sheet Leading commodity positions Dividend more than doubles Trading multiple expansion

Transaction Summary Offer Price: C$78.50 in cash or 0.9776 Teck Cominco Class B shares + C$0.05 cash per Inco share Maximum of C$6.4 billion in cash Maximum of 143 million shares Assuming full pro-ration, C$28 cash and 0.6293 Teck Cominco Class B shares per Inco share Minimum 60-day Takeover Bid Minimum 2/3 tender Inco / Falconbridge transaction not completed and support agreement terminated Regulatory approvals Teck Cominco will apply for NYSE listing Structure: Conditions: Listing:

Why Now? Inco / Falconbridge deal delayed Prior discussions unsuccessful Current deal unlikely to be completed on its present terms Inco not in a position to talk to us Make shareholders aware of alternative

Delivering Immediate Value to Inco Shareholders Substantial Premium to Inco’s Historical Trading Range Source: Bloomberg $30 $40 $50 $60 $70 $80 2004 2005 2006 Offer Price: C$78.50 Avg. Price Since 2004: C$48.57 61.5% Premium 27.8% Premium C$/share 30-day TSX VWAP: C$61.38

Market Leadership World’s #1 Zinc miner World’s #2 Nickel producer; #1 by 2009 World’s #2 in seaborne hard coking coal Strong positions in other commodities Copper and molybdenum Gold and silver Platinum group metals Cobalt Indium, germanium and other specialty metals

Value Creation for Inco Shareholders Immediate participation in strong zinc, coal and copper markets Commodity diversification reduces volatility Increased dividend yield, dividend at least doubles from Inco’s current US$0.50 per share C$2.00 x 0.9776 = C$1.96 (all share option) C$2.00 x 0.6293 = C$1.26 (assuming full proration)

Value Creation for Teck Cominco Shareholders Converts Teck Cominco’s cash balance into portfolio of world-class operating assets Full pipeline of growth assets Cash flow and earnings accretive Market leader in key commodities Increased scale and diversification

Proven Ability to Achieve Synergies Significant G&A synergies to be realized in near term Potential synergies in Sudbury Portfolio of Canadian assets creates opportunities for tax synergies

CESL Hydromet Process Potential to utilize Teck Cominco’s patented hydrometallurgical process (CESL) at Inco’s operations Voisey’s Bay Thompson Produced cathode nickel from Voisey’s Bay ore in mid-90’s

Increased Scale Source: Company reports as at date of last financial report. Excludes aluminum companies Enterprise Value is equal to market cap as at May 5, 2006 minus cash plus debt, preferred shares and minority interest as per latest balance sheet Sum of Teck Cominco’s EV and Inco’s EV (including offer premium); does not include impact of synergies or potential multiple expansion Largest North American Diversified Mining Company (2) Enterprise Value(1) $15 $15 $17 $19 $19 $22 $26 $29 $34 $68 $32 $14 $15 $77 $82 $146 $0 $5 $10 $15 $20 $25 $30 $35 Teck Cominco Inco Southern Copper Freeport McMoRan Goldcorp Phelps Dodge Falconbridge Norilsk Newmont Xstrata New Teck Cominco Barrick CVRD Anglo American Rio Tinto BHP Billiton US$billions

New Teck Cominco Source: Teck Cominco and Inco 2005 Annual reports Note: New Teck Cominco amounts calculated by applying average 2005 US$/C$ exchange rate to Inco revenues Greater Diversification Reduces Earnings Volatility Teck Cominco Increased Diversification 2005 Revenue: C$4.4 Billion 2005 PF Revenue: C$9.9 Billion 3% 35% 27% 35% Copper Precious Metals Zinc Coal 22% 5% 16% 45% 2% 12% Nickel Copper Precious Metals Zinc Coal Cobalt & Other

Attractive Development Pipeline Sequencing of Projects Complementary Existing Teck Cominco and Inco Operations Oil Sands Voisey's Bay Goro Bahodopi 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Capital Spending(1) Positive Cash Flow(1) Goro Oil Sands Bahodopi Teck Cominco Assets Inco Assets 1. Illustrative

Enterprise Value / EBITDA(1) Source: IBES as at May 5, 2006 and Company reports 1. Average of 2006 and 2007 EBITDA Opportunity for Multiple Expansion 4.0x 5.0x 6.0x 7.0x 8.0x Teck Cominco Average of "Big 3" Global Diversified Companies Multiple

Extraordinary Earnings Power Zinc ($/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD Earnings(1) C$1.6 Billion $0.73 1.86 476 114 1.19 $1.59 3.54 682 107 1.11 LTM to Q1 ’06 average May 5 ’06 spot Mar 31 ’06 spot $1.10 2.31 557 122 1.16 1. LTM to Q1 2006

“A Better Deal” Offer price C$78.50 per Inco share Significant premium C$6.4 billion in cash Shares in a great company Stronger balance sheet Leading commodity positions Dividend more than doubles Trading multiple expansion

Appendix A Perspectives on Teck Cominco

Shareholder Returns Source: Bloomberg as at May 5, 2006 Note: Adjusted for cash dividends. Relative performance in US$ 1. Average of Freeport McMoRan, Norilsk, Phelps Dodge and Southern Copper Industry Leading Returns Since Teck / Cominco Merger (July 2001) (1) 100% 200% 300% 400% 500% 600% 700% 800% 900% Teck Cominco Intermediate Average S&P/TSX Metals Index Falconbridge Xstrata Average of "Big 3" Inco

Strong Cash Flow Growth Teck Cominco Operating Cash Flow Source: Teck Cominco public disclosure 1. Before non-cash working capital changes (1) C$ Millions $0 $100 $200 $300 $400 $500 $600 $700 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 2002 C$millions 2003 2004 2005 2006

EVCP Case Study Teck Cominco is Managing Partner Ownership increased from 35% at formation of partnership to current level due to realization of synergies 40% direct interest + 5.2% indirect interest = 45.2% Partners’ interests are aligned Teck Cominco Fording 40% 60% Elk Valley Coal Partnership 8.7%

Capacity at lowest cost operations Market position Branding opportunities Selling, general and admin costs Purchasing and inventories Best practices Sharing equipment Expansion Rail transport and port handling More efficient use of port facilities Optimize Production Enhance Marketing Minimize Operating Costs Rationalize Capital Costs Efficient Transportation Logistics EVCP Case Study

Strong Corporate Governance Teck Cominco fully complies with Canadian corporate governance guidelines Separate Chairman and CEO Majority independent directors Primary Board focus is independence from management Board explicitly assumes responsibility for stewardship of Company Corporate Governance and Nominating Committee composed entirely of independent directors Board approves CEO’s objectives Process for assessing effectiveness of Board and Committees Appropriateness of director and senior management compensation reviewed regularly

Teck Cominco Class B Shares Teck Cominco has long history of value creation for all shareholders Teck Cominco Class B shares are highly liquid Teck Cominco Class B shares have significantly outperformed Inco shares and S&P/TSX Metals and Mining index Teck Cominco Class B shares rank equally with Teck Cominco A shares in all respects except voting Coattail protection - in takeover bid, Teck Cominco Class B shares are convertible into Teck Cominco Class A shares and receive identical economics Diverse and reputable shareholder base

Appendix B New Teck Cominco Asset Portfolio

Attractive mining jurisdictions Leading producer of zinc, nickel and met coal Significant producer of copper, gold and other commodities LEGEND Teck Cominco Assets Inco Assets The New Global Diversified Mining Company Canadian-Based with Global Presence Clydach PT Inco Antamina Red Dog Pogo Highland Valley Trail Pend Oreille Elk Valley Hemlo Goro Inco TNC Korea Nickel Inco Advanced Technology Materials Voisey’s Bay Manitoba Sudbury Taiwan Nickel Jinco Nonferrous Fort Hills

millions of payable pounds #1 Zinc Miner Source: Brook Hunt 2005 New Teck Cominco Estimated 2006 Production 0 350 700 1,050 1,400 Teck Cominco Zinifex Glencore Hindustan Zinc Xstrata

Source: Brook Hunt 2005 based on 2004 commodity prices Low-Cost Zinc Miner 0 2,500 5,000 7,500 10,000 12,500 15,000 New Teck Cominco Cumulative Production (million lbs) 2006 Estimated Zinc Cost Curve

#2 Nickel Miner Source: Brook Hunt 2005 New Teck Cominco Estimated 2006 Production 0 150 300 450 600 Norilsk New Tea BHP Billiton Falconbridge Private & Other millions of pounds

Low-Cost Nickel Miner Source: Brook Hunt 2005 based on 2004 commodity prices and Inco public disclosure Note: Norilsk cash costs are negative due to by-product credits 0 500 1,000 1,500 2,000 2,500 3,000 New Teck Cominco Cumulative Production (million lbs) 2009 Estimated Nickel Cost Curve

0% 10% 20% 30% 40% BHP Billiton / Mitsubishi Elk Valley Coal USA Other Australia Xstrata Rio Tinto Anglo- American / Mitsui Others % of Market Source: Teck Cominco estimates assuming a seaborne hard coking coal market of 125 million tonnes 1. Primarily steam coal producers with smaller amounts of metallurgical coal #2 Hard Coking Coal Producer Elk Valley Coal (1) Estimated 2005 Market Share

Other Key Commodities Large open pit mine 1.2% Cu, 0.97% Zn Lowest quartile cost producer 19 year mine life Significant Producer of Copper Antamina, Peru: 22.5% Highland Valley B.C., Canada: 97.5% Large open pit mine 0.43% Cu, 0.007% Mo 8 year mine life Source: Teck Cominco and Inco public disclosure Copper Production (million of pounds) Inco Copper Production 2006 copper should grow by 20% to 340 million pounds 65 million pounds expected from Voisey’s Bay concentrates 0 500 1,000 2005 2006 New Teck Cominco Teck Cominco

Other Key Commodities 140 to 200 koz pa 7 M tonnes @ 16 g/t Low cost producer Excellent exploration potential Growing Gold Production Pogo, Alaska: 40% Hemlo, Ontario: 50% 240 koz pa 18.8 M tonnes @ 3.1 g/t 5 year mine life New Teck Cominco Gold Production (thousand ounces) Morelos, Mexico: 78.8% 3.2 Moz Resource 30.7 M tonnes @ 3.17 g/t Source: Teck Cominco and Inco public disclosure 0 250 500 2005 2006 Hemlo Pogo Inco

Other Key Commodities Leverages core open pit mining skills Commodity diversification 3.5 billion bitumen bbl resource 11.6% bitumen grade 60 years of potential resource Known technology No exploration risk Platform for future growth Attractive risk reward Tax effective Fort Hills Oil Sands Project

Other Key Commodities (US$/lb) Teck Cominco production (Antamina & Highland Valley) 2003 5 million lbs 2004 11.7 million lbs 2005 9.5 million lbs 2006E 6.7 million lbs Strong demand from steel industry, particularly China Mine supply increasing as a result of high price Roaster bottleneck to be alleviated through expansion 1997 1999 2001 2003 2005 $0 $5 $10 $15 $20 $25 $30 $35 $40 Molybdenum Moly oxide price Source : Metal Bulletin plotted to March 2006

Indium price Other Key Commodities (US$/lb) plotted to March 2006 Source : Metal Bulletin Teck Cominco production (Trail) 2003 36 tonnes 2004 42 tonnes 2005 33 tonnes 2006E 52 tonnes Flat panel display growth is driving the market Supply, not price, a concern to customers Increased recycling Strong competition for indium feeds 1997 1999 2001 2003 2005 Indium $0 $200 $400 $600 $800 $1,000 $1,200

Power 71 Line $16 $26 $37 $69 2002 2003 2004 2005 $ Millions U.S. Canada Other Key Commodities Hydroelectric Operating Profit

Appendix C Commodity Market Overview

Copper Market Overview 20 Years of Prices / Stocks Source: LME US¢/lb k tonnes LME Stocks - Month End LME Average Monthly Cash Price Inflation Adjusted Yearly Price in 2005 Dollars 0 200 400 600 800 1,000 1,200 85 87 89 91 93 95 97 99 01 03 05 0 50 100 150 200 250 300 350

Copper Market Overview Global Refined Balance Source: Brook Hunt thousand tonnes 2002 2003 2004 2005 2006 F SXEW Production 2,634 2,691 2,679 2,655 2,933 Primary Production 12,714 12,588 13,240 14,002 14,872 TOTAL SUPPLY 15,348 15,279 15,919 16,657 17,805 Refined Consumption 14,887 15,510 16,943 16,848 17,882 0.7% 4.2% 9.2% -0.6% 6.1% SURPLUS/(DEFICIT) 461 -231 -1,024 -191 -77

Zinc Market Overview 20 Years of Prices / Stocks Source: LME US¢/lb k tonnes LME Stocks - Month End LME Average Monthly Cash Price Inflation Adjusted Yearly Price in 2005 Dollars 0 200 400 600 800 1,000 1,200 1,400 85 87 89 91 93 95 97 99 01 03 05 0 20 40 60 80 100 120 140 160

Zinc Market Overview Global Refined Balance Source: Brook Hunt thousand tonnes 2002 2003 2004 2005 2006 F Refined Production 9,673 9,893 10,131 10,055 10,781 DLA Disposals 3 7 34 33 25 TOTAL SUPPLY 9,676 9,900 10,165 10,088 10,806 Refined Consumption 9,284 9,649 10,324 10,663 11,287 3.6% 3.9% 7.0% 3.3% 5.9% SURPLUS/(DEFICIT) 392 251 -159 -575 -481

Nickel Market Overview 1000 1100 1200 1300 1400 1500 1600 1700 1800 1900 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 ktonnes 1000 1100 1200 1300 1400 1500 1600 1700 1800 1900 2000 Additional output requirement Highly probable projects Refined Production/Capability Consumption 23kt surplus est in 2008 Growth in Committed Supply '05-'11 kt New Caledonia - Inco 48 Australia – QNI 45 Brazil – CVRD 26 Canada – Sherritt 17 Canada - Inco oxide sales 17 Indonesia - PT Aneka 16 New Caledonia – SLN 13 Other (incl E/W trade) 70 252 Nickel Supply / Demand Balance Source: Brook Hunt 2006 ktonnes

0 2 4 6 8 10 12 60 65 70 75 80 85 90 95 '00 '05 $ of the Year Inflation Adjusted Source: LME US$/lb Nickel Annual Average Prices Nickel Market Overview